January 14, 2005   <u>Personal and Confidential</u>

Mr. Michael T. Dance

Dear Michael,

I am pleased to offer you the position of Executive Vice President and Chief Financial Officer of Essex Property Trust, Inc. In this capacity you will report directly to me, but will also have substantial interaction with Keith Guericke, the Board of Directors, and other executives. As the Chief Financial Officer, you will be primarily responsible for several important functions of the Company, including accounting, financial reporting, debt and equity financings, balance sheet management, investor relations, and other areas that we will discuss. Along with other senior executives, you will establish the strategic direction of the Company, will manage the execution of its business plan, and will be responsible for its results.

This letter sets forth the principal terms and benefits of your employment with the Company.

1.   You will receive a base salary of $16,666.67 per month, which is equal to $200,000 per year.

2.   Your targeted incentive compensation will be $200,000, payable upon your first anniversary with the Company. You must be an employee of the Company upon your first anniversary date to be eligible to receive any incentive compensation. In general, your incentive compensation will be based on both objective and subjective factors dealing with your individual performance and the results of the Company, as evaluated by the Compensation Committee of the Board, the Chief Executive Officer and me.   For your first year, we agree that your actual incentive compensation, assuming that you are employed by the Company on your first anniversary date, will not be less than $175,000 and not greater than $225,000.

3.   As soon as practicable following your hire date, you will be granted an option to acquire 10,000 shares of Essex Property Trust, Inc. common stock at its market price on the date of grant. Such options will be issued pursuant to the Company's stock option plan.

4.   As soon as practicable following your hire date, you will be issued 15,000 Series Z-1 Incentive Units, for a purchase price, payable in cash on the issuance date, of $1.00 per unit.

2.   We understand that you are committed to lecture part-time at UC Berkeley during this semester. We will work together to develop a transition plan that is mutually agreeable and, upon completion, will each approve that plan and attach it as an exhibit to this letter. When that occurs, it will be considered part of this offer letter.

3.   As a condition to accepting this offer, you must eliminate all potential financial and/or professional conflicts that result from your prior association with KPMG. Your acceptance of this offer acknowledges to the Company that any potential financial and/or professional conflicts have been eliminated to the satisfaction of you and KPMG, such that your employment with Essex will not disqualify KPMG from auditing the Company's financial statements.

4.   You will be entitled to four weeks annual vacation (which shall accrue on a monthly basis), which is greater than the vacation typically provided to new employees in the policy manual. In future years, the level of vacation benefit will be the greater of four weeks per year or the amount specified in the policy manual for the applicable years of service.   You will be eligible for the other benefits available pursuant to Company policy. Principal among these benefits is health insurance, dental insurance, life insurance and the Company's 401(K) Plan. You are eligible to participate in the 401(K) Plan on the first enrollment date following completion of six month's employment. You will be eligible for health, dental and life insurance on the first of the month following your hire date. Human Resources will provide you with information concerning your contribution to the cost of these plans in the new hire packet, or upon your request.

5.   You will be eligible to have the Company lease an automobile for your use, in accordance with its Automobile Program. Please see Exhibit A hereto for a summary of that program.

Your employment will be subject to the Company's policies and procedures. To the extent that such policies and procedures conflict with the terms indicated above, the terms in this letter shall prevail. All offers of employment are contingent upon the satisfactory completion of a background check and your signing the Company's Arbitration Agreement. It is also conditioned upon your providing verification of your eligibility for employment in the United States, which meets the requirements of the U.S. Department of Justice. You will be an at-will employee of the Company, which means the employment relationship is voluntarily entered into by mutual consent of the employee and employer, is not for a specified period of time and can be terminated by either the employee or the Company for any reason or at any time, with or without cause. The at-will nature of the employment relationship may not be altered or modified by the conduct of the parties or by implication; it may be changed only by a written agreement signed by you and the President of the Company.

We at Essex Property Trust are very pleased to have you join our team. We believe in respect for all individuals and that our people are key to quality service and the success of our Company.

Please indicate your acceptance in the space below. A copy of this letter is included for your records. I look forward to working with you.

Sincerely,

Michael J. Schall
Chief Financial Officer

Acceptance: _____

Date: _____